Exhibit 99.1
10 December 2012

The Royal Bank of Scotland Announces Substitution of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc as Obligor and Guarantor Under Certain The Royal Bank of Scotland N.V. Notes

Further to the previous announcements made in relation to the Dutch Scheme1, RBS2 announced on 10 September 2012 that the final stage of the Dutch Scheme was implemented.  In connection with the Dutch Scheme, RBS3 announced today that as of 10 December 2012 (the “Effective Date”) The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc (“RBSG”) will be substituted as the obligor and guarantor, respectively, (the “Substitution”) with respect to certain notes issued by The Royal Bank of Scotland N.V. (“RBS N.V.”) and guaranteed by RBS Holdings N.V. (“RBSH”) pursuant to one or the other of two indentures, dated 27 November 2000 and supplemented on 18 September 2003, and 15 September 2006 (the “Indentures”).  The Substitution is permitted under Section 9.01 of the Indentures.  Securities issued by RBS N.V. and not guaranteed by RBSH will not be guaranteed by RBSG following the Substitution.

Note that these changes may not be immediately reflected in third party information systems, such as Reuters and Bloomberg.

The following securities will be transferred to RBS plc pursuant to the Substitution:

US78009KFL17	US78009L2097	US78009KNT50	US78009KSA15	US78009KRY00
US00079FBM32	US78009L3087	US78009KMT69	US78009KPQ93	US78009KPH94
US78009KQT24	US78009KPK24	US78009KMD18	US78009KPE63	US78009KMB51
US78009KQV79	US78009KQE54	US00079FQA39	US78009KRS32	US78009KMF65
US78009KQY19	US78009KSC70	US78009KLF74	US78009KMU33	US78009KNS77
US78009KAA07	US78009KSB97	US78009KNA69	US78009KME90	US78009KPR76
US00079FBR29	US78009KLH31	US78009KNR94	US78009KNB43	US78009KFP21
US00079FBX96	US78009KQU96	US78009KSD53	US78009KMG49	US78009KEF57
US00079FCY60	US78009KKC52	US78009KNQ12	US78009KMV16	US78009KAB89
US00079FDB58	US78009KHV70	US78009KQW52	US78009KRL88	US00079FHS48
US78009L4077	US78009KRQ75	US78009KMZ20	US78009KRJ33

For Further Information Contact:

RBS Group Investor Relations	RBS Group Media Relations
Greg Case	Michael Strachan
+44 207 672 1759	+44 131 626 3997

Disclaimer

If you are in any doubt as to whether there is any tax or other impact on you, please discuss such matters with your advisers.

Cautionary Statement
The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial

1
The Dutch Scheme refers to the transfer of a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. (including the transfer of certain securities issued by RBS N.V.) by way of a Dutch statutory demerger to RBS II B.V. followed by a cross-border merger of RBS II B.V. into RBS plc.

2
This announcement was made by The Royal Bank of Scotland Group plc (“RBSG”), The Royal Bank of Scotland plc (“RBS plc”), RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.) (“RBS Holdings”), The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.) (“RBS N.V.”) and RBS II B.V.

3	This announcement is made by RBSG, RBS plc, RBS Holdings and RBS N.V.

instruments or any advice or recommendation with respect to such securities or other financial instruments.